Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 November 2021

Release Number	28/21

BHP and Woodside agree to create a global energy company

BHP Group (BHP) and Woodside Petroleum Ltd (Woodside) have today signed a binding share sale agreement (SSA) for the merger of BHP’s oil and gas portfolio with Woodside (Merger). Woodside will acquire the entire share capital of BHP Petroleum International Pty Ltd (BHP Petroleum) in exchange for new Woodside shares.

The signing of the SSA follows the merger commitment deed announced on 17 August 2021.

On completion, the Merger will create a global top 10 independent energy company by production and the largest energy company listed on the ASX.1 The combined company will have a high margin oil portfolio, long life LNG assets and the financial resilience to help supply the energy needed for global growth and development over the energy transition.

BHP CEO Mike Henry said BHP’s petroleum business and Woodside are better together and will create value for BHP shareholders.

“Merging our petroleum business with Woodside creates a large, more resilient company, better able to navigate the energy transition and grow value while doing so,” he said.

“Through the merger we will provide value and choice for BHP shareholders, and unlock synergies in how these assets are managed.”

Attractive strategic and financial rationale

The Merger documented in the SSA today is expected to deliver substantial value creation for both sets of shareholders from across a range of areas, including:

•	Greater scale and diversity of geographies, products and end markets through an attractive and long-life conventional portfolio

•	Resilient, high margin operating cash flows to fund shareholder returns and business evolution to support the energy transition

•	Strong growth profile with capacity to phase the most competitive, high-return options within the portfolio

•	Proven management and technical capability from both companies

•	Shared values and focus on sustainable operations, carbon management and ESG leadership

•

Estimated synergies of more than US$400 million (100 per cent basis, pre-tax) per annum from optimising corporate processes and systems, leveraging combined capabilities and improving capital efficiency on future growth projects and exploration

•	Greater financial resilience, relative to BHP’s and Woodside’s standalone petroleum businesses

[1]	On a proforma basis for the 12 months to 30 June 2021.

An alternative option carefully considered by the Board was to implement a demerger through a distribution to shareholders of shares in a newly listed entity. However, while a demerger would result in a strong and financially viable stand-alone entity, the Board determined that the Merger was the best alternative for shareholders given that it would capture the additional value flowing from the advantages and benefits outlined above.

Merger ratio

On completion of the Merger, Woodside will issue new shares expected to comprise approximately 48% of all Woodside shares (on a post-issue basis) as consideration for the acquisition of BHP Petroleum. The Merger ratio is based on the number of Woodside shares at the effective date. The number of new shares issued on completion will be adjusted to reflect shares issued by Woodside under its dividend reinvestment plan after the effective date.

The new Woodside shares will be distributed to BHP shareholders as an in-specie fully franked dividend.

Timing and completion

Completion is targeted for the second quarter of the 2022 calendar year. Prior to completion, BHP and Woodside will carry on their respective businesses in the normal course and, will put in place appropriate plans to enable a smooth transition of ownership.

The effective date of the Merger will be 1 July 2021.

On completion, Woodside will make a cash payment to BHP in relation to cash dividends paid by Woodside between the effective date and completion. BHP will make a cash payment to Woodside for the net cash flow generated by BHP Petroleum between the effective date and completion (or, if that amount is negative, Woodside will make a cash payment to BHP). Where applicable, these amounts will be netted off.

BHP Petroleum will transfer to Woodside on a cash and debt-free basis, based on the balance sheet at the effective date, subject to certain exclusions including legacy assets and liabilities that will remain with BHP. In its Financial Report for the half year ending 31 December 2021, BHP expects to present the results of BHP Petroleum as a discontinued operation and the BHP Petroleum balance sheet as held for sale, subject to the status of the Merger’s conditions precedent outlined below.

BHP has agreed to exclusivity arrangements with Woodside. These arrangements do not restrict BHP from considering superior proposals for BHP Petroleum in prescribed circumstances. Woodside has agreed to similar exclusivity arrangements in connection with a competing proposal for Woodside.

Warranties and indemnities

Each party has given the other party certain warranties regarding its business. Woodside has agreed to indemnify BHP for, among other things and subject to certain limitations, decommissioning and environmental liabilities relating to the BHP Petroleum business. BHP has agreed to indemnify Woodside for, among other things and subject to certain limitations, claims in respect of entities and assets not forming part of the Merger.

Termination rights

BHP and Woodside have termination rights (including if the other is subject to a defined material adverse change or specified petroleum reserve reduction) and BHP has a right to terminate upon certain changes to Woodside’s credit rating. Each party has agreed that, if the Merger does not complete, its only recourse is a reimbursement fee of US$160 million payable in certain circumstances, including if Woodside’s board changes, withdraws or qualifies its recommendation that shareholders vote in favour of the Merger (subject to certain exceptions).

Conditions

Completion of the Merger is subject to satisfaction (or waiver where permitted) of conditions precedent by 30 June 2022 or an agreed later date which include:

•	Approval by certain regulatory and competition authorities

•	Approval by Woodside shareholders at a general meeting

•	Independent experts appointed by Woodside issuing a report concluding that the Merger is in the best interests of Woodside shareholders

•	Certain registration statements relating to Woodside shares being declared effective by the United States Securities and Exchange Commission

•	Other conditions customary for a transaction of this nature

If a condition precedent has not been satisfied or waived by 30 June 2022 (or an agreed later date) either party may terminate the SSA.

In addition, BHP and Woodside are actively seeking necessary third-party consents resulting from the Merger and are working to secure these consents prior to Woodside shareholders voting to approve the Merger.

The Woodside shareholder meeting to approve the Merger is targeted for the second quarter of the 2022 calendar year.

Woodside listings and governance

Woodside will retain its primary listing on the Australian Securities Exchange (ASX).

Woodside is currently pursuing a secondary listing on the New York Stock Exchange (NYSE) through an American depository receipt (ADR) arrangement, with a target of being active by completion. The NYSE listing would provide increased access to international equity and debt markets. Additional secondary listings are being evaluated.

It is intended that the Woodside Board will appoint a current BHP director as a Woodside director on completion.

Integration and transition

BHP and Woodside have also executed an integration and transition services agreement (ITSA) which provides for the planning of post-completion integration activities, activities to separate BHP Petroleum and its petroleum business from the BHP Group, and a framework for transition services to be provided by BHP after completion.

About BHP

BHP is the world’s largest diversified natural resources company by market capitalisation with over 80,000 employees and contractors, primarily in Australia and the Americas. BHP’s products are sold worldwide and it is among the world’s top producers of major commodities, including iron ore, copper, nickel and metallurgical coal.

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. The BHP petroleum business has conventional oil and gas assets in the US Gulf of Mexico, Australia, Trinidad and Tobago, and Algeria, and appraisal and exploration options in Mexico, Trinidad and Tobago, western US Gulf of Mexico, Eastern Canada, and Barbados.

The crude oil and condensate, gas and natural gas liquids (NGLs) produced by BHP’s petroleum assets are sold on the international spot market or domestic market. The total gross asset value of the BHP petroleum business as at 30 June 2021 was US$15.4 billion, it contributed US$3.9 billion to BHP group revenue and it generated EBITDA of US$2.3 billion for the year ended 30 June 2021.

Disclaimer and important notice

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.